SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2007, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			33,835,802		0.0981	0.0542
Shares	Preferred			155,675,042		0.5573	0.2493

Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	(*)	Reverse Stock Split	02	33,497,447	N/A	N/A
Shares	Preferred	(*)	Reverse Stock Split	02	154,118,295	N/A	N/A

Shares	Common	Direct with the Company	Sell	15	65	124.48	8,091.20
Shares	Common	Direct with the Company	Sell	29	79	126.66	10,006.14
End Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			338,211		0.0980	0.0542
Shares	Preferred			1,556,747		0.5572	0.2493

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*)	Reverse stock split of shares issued by the Company, in the proportion of 100 existent shares to 1 new share, approved on the Extraordinary General Meeting Call held on June 30, 2007.

2

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2007, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type		Total
Shares	Common			30,938,329,226		89.6624		49.5475
Shares	Preferred			12,357,406,485		44.2343		19.7903
Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures			5,000		6.1196		2.4212

Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	(*)	Reverse Stock Split	02	30,628,945,933	N/A	N/A
Shares	Preferred	(*)	Reverse Stock Split	02	12,233,832,427	N/A	N/A

Shares	Preferred	Direct with the company	Sell	29	1,500	130.37	195,555.00
End Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			309,383,293		89.6621	49.5475
Shares	Preferred			123,572,558		44.2338	19.7901
Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures			5,000		6.1196	2.4212

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*)	Reverse stock split of shares issued by the Company, in the proportion of 100 existent shares to 1 new share, approved on the Extraordinary General Meeting Call held on June 30, 2007.

3

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2007, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	27,414	0.0001	0.0000
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	(*)	Reverse Stock Split	02	27,141	N/A	N/A
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	273	0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*)	Reverse stock split of shares issued by the Company, in the proportion of 100 existent shares to 1 new share, approved on the Extraordinary General Meeting Call held on June 30, 2007.

4

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2007, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	( X ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	2,001	0.0000	0.0000
Shares	Preferred	7,005	0.0000	0.0000
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	(*)	Reverse Stock Split	02	1,982	N/A	N/A
Shares	Preferred	(*)	Reverse Stock Split	02	6,936	N/A	N/A
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	19	0.0000	0.0000
Shares	Preferred	69	0.0000	0.0000

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*)	Reverse stock split of shares issued by the Company, in the proportion of 100 existent shares to 1 new share, approved on the Extraordinary General Meeting Call held on June 30, 2007.

5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: __________, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

	By:	/s/ Graham Staley
Graham Staley
Chief Financial Officer and Investor Relations